Algonquin Power & Utilities Corp. Announces 2021 Fourth Quarter and Full Year Financial Results
OAKVILLE, Ontario - March 3, 2022 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) today announced financial results for the fourth quarter and year-ended December 31, 2021. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“We are pleased that the Company has successfully delivered on many of its strategic priorities in 2021, including the continued execution of several exciting new renewable projects and a further advancement of sustainability initiatives. Despite weaker weather conditions, we are pleased to report solid fourth quarter operating results from the Company's diversified and resilient business model,” said Arun Banskota, President and Chief Executive Officer of AQN. “Looking forward, we remain confident that the Company's $12.4 billion capital expenditure plan from 2022 through 2026 will continue to drive long term shareholder value.”
Fourth Quarter and Full Year Financial Highlights
•Annual revenue of $2,285.5 million, an increase of 36%;
•Annual Adjusted EBITDA1 of $1,076.9 million, an increase of 24%;
•Annual Adjusted Net Earnings1 of $449.6 million, an increase of 23%;
•Annual Adjusted Net Earnings1 per share of $0.71, an increase of 11%;
•Fourth quarter revenue of $594.8 million, an increase of 21%;
•Fourth quarter Adjusted EBITDA1 of $297.6 million, an increase of 18%;
•Fourth quarter Adjusted Net Earnings1 of $136.3 million, an increase of 7%; and
•Fourth quarter Adjusted Net Earnings1 per share of $0.21, representing no change, in each case on a year-over-year basis.

All amounts in U.S. $ millions except per share information	Three months ended December 31			Twelve months ended December 31
	2021	2020	Change	2021	2020	Change
Revenue	$594.8	$491.3	21%	$2,285.5	$1,677.0	36%
Net earnings attributable to shareholders	175.6	504.2	(65)%	264.9	782.5	(66)%
Per share	0.27	0.84	(68)%	0.41	1.38	(70)%
Cash provided by operating activities	126.5	174.0	(27)%	157.5	505.2	(69)%
Adjusted Net Earnings[1]	136.3	127.0	7%	449.6	365.8	23%
Per share	0.21	0.21	—%	0.71	0.64	11%
Adjusted EBITDA[1]	297.6	253.1	18%	1,076.9	869.5	24%
Adjusted Funds from Operations[1]	221.2	179.3	23%	757.9	600.2	26%
Dividends per share	0.1706	0.1551	10%	0.6669	0.6063	10%
1.Please refer to "Non-GAAP Measures" at the end of this document for further details.

Fourth Quarter Highlights
•Kentucky Power Acquisition – On October 26, 2021, Liberty Utilities Co., an indirect subsidiary of AQN, entered into an agreement with American Electric Power Company, Inc. and AEP Transmission Company, LLC to acquire Kentucky Power Company (“Kentucky Power”) and AEP Kentucky Transmission Company, Inc. (“Kentucky TransCo”) for a total purchase price of approximately $2.846 billion, including the assumption of approximately $1.221 billion in debt (the “Kentucky Power Acquisition”). The Kentucky Power Acquisition is expected to add over $2.0 billion of regulated rate base assets in a favourable regulatory jurisdiction. In connection with the closing of the Kentucky Power Acquisition (which remains subject to certain conditions), the Company intends to leverage its extensive experience in managing and integrating newly acquired businesses, while maintaining its focus on safety, reliability and customer service. AQN has been successfully executing on its financing plan for the Kentucky Power Acquisition, having raised approximately $1.7 billion in aggregate to date. In connection with the announcement of the Kentucky Power Acquisition, the Company completed a C$800 million bought deal common equity offering, and on January 18, 2022, the Company completed concurrent public offerings of junior subordinated notes in the United States and Canada in an aggregate principal amount of $750 million and C$400 million, respectively.
•Agreement to Acquire Renewable Natural Gas Development Platform – On December 13, 2021, Liberty (RNG), LLC, a wholly-owned subsidiary of AQN, entered into an agreement to acquire Sandhill Advanced Biofuels, LLC ("Sandhill"). Sandhill is a renewable natural gas development platform specializing in anaerobic digestion projects located on dairy farms, with a portfolio of four projects in the state of Wisconsin, two of which are currently under construction and the remaining two are in late-stage development. If successfully completed, the acquisition will represent the Company's first investment in the non-regulated renewable natural gas space.
Subsequent Events
•Acquisition of New York American Water Company, Inc. – Effective January 1, 2022, Liberty Utilities (Eastern Water Holdings) Corp., an indirect subsidiary of AQN, successfully completed the previously announced acquisition of New York American Water Company, Inc. (subsequently renamed Liberty Utilities (New York Water) Corp. ("Liberty New York Water")) from American Water Works Company, Inc. for a purchase price of approximately $608 million. Headquartered in Merrick, NY, Liberty New York Water is a regulated water and wastewater utility serving over 125,000 customer connections across seven counties in southeastern New York. Liberty New York Water's operations include approximately 1,270 miles of water mains and distribution lines, with 98% of customers in Nassau County on Long Island.
Other 2021 Highlights
•Completion of Midwest ‘Greening the Fleet’ Initiative – On January 27, 2021, The Empire District Electric Company ("Empire") closed its acquisition of the North Fork Ridge Wind Facility and, on May 5, 2021, Empire closed the acquisitions of the Kings Point and Neosho Ridge Wind Facilities. As a result, the

Regulated Services Group successfully completed the construction and acquisition of all the wind facilities related to its Midwest 'greening the fleet' initiative. The initiative included 600 MW of new wind energy generation which is expected to provide long-term benefits to the Regulated Services Group's electric customers. AQN's commitment to 'greening the fleet' supports important growth and sustainability levers for the Company.
•Continued Execution on C&I Strategy – Leveraging its expertise in financing, development and construction, the Company continued to execute on its relationships with commercial and industrial ("C&I") customers to help them achieve their corporate targets for cleaner energy. In 2021, the Renewable Energy Group achieved full commercial operations at its Maverick Creek Wind Facility (“Maverick Creek”) and Altavista Solar Facility (“Altavista”). The majority of the 492 MW Maverick Creek Wind Facility's output is being sold through two long-term PPAs with investment grade rated entities, while the majority of the 80 MW Altavista Solar Facility's output is being sold to Facebook Operations, LLC, a wholly-owned subsidiary of Meta. The Company has also partnered with JPMorgan Chase as primary offtaker for the Company's 108 MW Shady Oaks II Wind Project and continues to advance on its framework agreement with Chevron.
•Net Zero Goals & 2021 Sustainability Report – On October 5, 2021, the Company announced its target to achieve net-zero (scope 1 and 2 greenhouse gas emissions) by 2050. Concurrently, the Company released its 2021 ESG Report, which details AQN's progress with respect to environmental, social and governance matters.
Outlook
•Estimated 2022 Adjusted Net Earnings Per Share – The Company estimates that its Adjusted Net Earnings per share will be within a range of $0.72-$0.77 for the 2022 fiscal year (see "Non-GAAP Financial Measures"). This Adjusted Net Earnings per share estimate is based on, and should be read in conjunction with the assumptions set out under "Outlook – Estimated 2022 Adjusted Net Earnings Per Share" and "Caution Concerning Forward-Looking Statements and Forward-Looking Information" in AQN's Management Discussion & Analysis for the three and twelve months ended December 31, 2021 (the "Annual MD&A"), which will be available on SEDAR and EDGAR. Please also refer to "Caution Regarding Forward-Looking Information" and "Non-GAAP Measures" at the end of this document.
•Five-year, $12.4 Billion Capital Plan – The Company is committed to its previously announced $12.4 billion capital expenditure plan from 2022 through the end of 2026. Approximately 70% of the capital plan is expected to be invested by the Regulated Services Group and approximately 30% is expected to be invested by the Renewable Energy Group.
AQN will file its Annual Consolidated Financial Statements, Annual MD&A and Annual Information Form, each for the year ended December 31, 2021, with the applicable Canadian securities regulatory authorities. AQN will also file its Form 40-F for the year ended December 31, 2021 with the U.S. Securities and Exchange Commission. Copies of these documents and other supplemental information on AQN is made available on its web site at

www.AlgonquinPowerandUtilities.com and in its corporate filings on SEDAR at www.sedar.com (for Canadian filings) and EDGAR at www.sec.gov/edgar (for U.S. filings). A hard copy of AQN’s Annual Consolidated Financial Statements for the year ended December 31, 2021 can be obtained free of charge upon request to InvestorRelations@APUCorp.com.
Earnings Conference Call
AQN will hold an earnings conference call at 10:00 a.m. eastern time on Friday, March 4, 2022 hosted by President and Chief Executive Officer, Arun Banskota and Chief Financial Officer, Arthur Kacprzak.

Date:	Friday, March 4, 2022
Time:	10:00 a.m. ET
Conference Call:	Toll Free Dial-In Number	(888) 330-2454
	Toll Dial-In Number	(240) 789-2714
	Event Passcode	5079453
Webcast:	https:// event.on24.com/wcc/r/3574115/C5B9380DE4222125A72CF92BB4EAFA6D
Presentation also available at: www.algonquinpowerandutilities.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $16 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, Algonquin is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. Algonquin is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. Algonquin owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
Algonquin is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions and value enhancing recycling of assets.
Algonquin's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.

E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “intends”, “estimates”, “plans”, “targets” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: the expected performance and growth of AQN, including expectations regarding 2022 Adjusted Net Earnings per share; capital expenditure plans; the purchase price for, and closing of, the Kentucky Power Acquisition; the expected combined rate base of Kentucky Power and Kentucky TransCo at closing of the Kentucky Power Acquisition; the Company’s integration of Kentucky Power and Kentucky TransCo; the expected generating capacity of renewable energy facilities; the expected customer benefits resulting from the Company’s completed Midwest “greening the fleet” initiative; the Company’s net zero by 2050 target; and the expected use of proceeds from completed offerings. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in AQN's Annual MD&A and Annual Information Form for the year ended December 31, 2021, each of which is or will be available on SEDAR and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with U.S. GAAP, while other measures do not have a standardized meaning under U.S.

GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The terms “Adjusted Net Earnings”, “Adjusted EBITDA” and “Adjusted Funds from Operations”, which are used in this news release, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures can be found in the section entitled “Caution Concerning Non-GAAP Measures” in the Annual MD&A, which section is incorporated by reference into this news release, and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found below. In addition, “Adjusted Net Earnings” is presented in this news release on a per share basis. Adjusted Net Earnings per share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.

Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended December 31[1]		Twelve months ended December 31
(all dollar amounts in $ millions)	2021	2020	2021	2020
Net earnings (loss) attributable to shareholders	$175.6	$504.2	$264.9	$782.5
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV[2]	2.3	3.1	16.1	14.9
Income tax expense (recovery)	1.8	51.1	(43.4)	64.6
Interest expense	50.1	45.3	209.6	181.9
Other net losses[4]	11.9	16.6	22.9	61.3
Pension and post-employment non-service costs	4.9	4.7	16.3	14.1
Change in value of investments carried at fair value[3]	(61.0)	(464.0)	122.4	(559.7)
Impacts from the Market Disruption Event on the Senate Wind Facility	—	—	53.4	—
Costs related to tax equity financing	0.5	—	5.7	—
Loss (gain) on derivative financial instruments	(0.3)	0.8	1.7	(1.0)
Realized loss on energy derivative contracts	—	(0.2)	(0.1)	(1.1)
Loss (gain) on foreign exchange	1.0	3.5	4.4	(2.1)
Depreciation and amortization	110.8	88.0	403.0	314.1
Adjusted EBITDA	$297.6	$253.1	$1,076.9	$869.5

1	Amounts for the three months ended December 31, 2021 and 2020 are derived by subtracting the Company's results for the nine months ended September 30, 2021 and 2020 from the Company's 2021 and 2020 annual results, respectively.
2
HLBV represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the three and twelve months ended December 31, 2021 amounted to $34.4 million and $95.3 million, respectively, as compared to $20.6 million and $69.7 million during the same period in 2020.

3	See Note 8 in the annual consolidated financial statements.
4	See Note 19 in the annual consolidated financial statements.

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended December 31[1]		Twelve months ended December 31
(all dollar amounts in $ millions except per share information)	2021	2020	2021	2020
Net earnings (loss) attributable to shareholders	$175.6	$504.2	$264.9	$782.5
Add (deduct):
Loss (gain) on derivative financial instruments	(0.3)	0.8	1.7	(1.0)
Realized loss on energy derivative contracts	—	(0.2)	(0.1)	(1.1)
Other net losses[3]	11.9	16.6	22.9	61.3
Loss (gain) on foreign exchange	1.0	3.5	4.4	(2.1)
Change in value of investments carried at fair value[2]	(61.0)	(464.0)	122.4	(559.7)
Impacts from the Market Disruption Event on the Senate Wind Facility	—	—	53.4	—
Costs related to tax equity financing and other adjustments	0.5	—	5.7	1.0
Adjustment for taxes related to above	8.6	66.1	(25.7)	84.9
Adjusted Net Earnings	$136.3	$127.0	$449.6	$365.8
Adjusted Net Earnings per common share	$0.21	$0.21	$0.71	$0.64

1
Amounts for the three months ended December 31, 2021 and 2020 are derived by subtracting the Company's results for the nine months ended September 30, 2021 and 2020 from the Company's 2021 and 2020 annual results, respectively.

2	See Note 8 in the annual consolidated financial statements.
3	See Note 19 in the annual consolidated financial statements.

Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash flows from operating activities in accordance with U.S. GAAP.
The following table shows the reconciliation of cash flows from operating activities to Adjusted Funds from Operations exclusive of these items:

	Three months ended December 31[1]		Twelve months ended December 31
(all dollar amounts in $ millions)	2021	2020	2021	2020
Cash flows from operating activities	$126.5	$174.0	$157.5	$505.2
Add (deduct):
Changes in non-cash operating items	84.4	(2.8)	522.0	77.5
Production based cash contributions from non-controlling interests	—	—	4.8	3.4
Impacts from the Market Disruption Event on the Senate Wind Facility	—	—	53.4	—
Costs related to tax equity financing	0.5	—	5.7	—
Acquisition-related costs	9.8	8.1	14.5	14.1
Adjusted Funds from Operations	$221.2	$179.3	$757.9	$600.2

1
Amounts for the three months ended December 31, 2021 and 2020 are derived by subtracting the Company's results for the nine months ended September 30, 2021 and 2020 from the Company's 2021 and 2020 annual results, respectively.